

August 5, 2011

Via E-mail
Sergei Rogov
President
Solarflex Corp.
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan, 52506 Israel

> **Re:** **Solarflex Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 13, 2011**
> **File No. 333-168068**

Dear Mr. Rogov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please expand your disclosure that there is no minimum number of shares required to be sold to highlight that if you do not raise at least $38,000 in net offering proceeds, you may have to suspend or cease operations within twelve months, as disclosed on page 8. Also revise the cover page to highlight that the offering will not provide you sufficient proceeds to pay your liabilities, and disclose the amount of proceeds you need to raise to avoid filing for protection under the bankruptcy laws. Finally, in your Prospectus Summary, disclose the percentage of the total offering that would have to be sold to raise the $38,000 in net proceeds needed to stay in business for the next twelve months.

 Our Direct Public Offering, page 5

2.   Please explain that, because you can use the proceeds even before you raise a sufficient amount of offering proceeds to delay a bankruptcy filing, investors may lose their entire

investment before they know whether you have raised sufficient funds to pay your current liabilities.

Our Company, page 5

3.   We note your response to prior comment 4. Given your added disclosure in the third risk factor on page 13, tell us why you believe you have a reasonable basis for your statements on page 5 and elsewhere in your document regarding the technology's potential to be adopted and implemented in the solar energy markets, as well as its efficiency improvements and cost savings over established comparable products. Provide us objective support for the statements.

We expect to incur operating losses in the next twelve months, page 8

4.   Please reconcile your disclosure in this section and throughout your filing that you intend to engage in the manufacture and sale of a solar photovoltaic element with your disclosure in the second paragraph on page 18 that you intend to manufacture and distribute the device or to license the manufacturing and distribution rights to a third party.

We do not have sufficient cash to fund our operating expenses, page 9

5.   We note your response to prior comment 6. Please tell us where you filed as an exhibit the document evidencing the commitment of your directors to loan you in the aggregate up to $20,000.

We are a small company with limited resources, page 10

6.   We note the revision made in response to prior comment 7; however, your disclosure in the first sentence of this risk factor continues to mitigate the risk described in this risk factor. Therefore, we reissue prior comment 7 to eliminate the mitigating language.

We did not conduct due diligence regarding the inventor's experience, page 13

7.   Given your added disclosure in this risk factor, please tell us all relationships between (1) the inventor and (2) you and your affiliates; why the inventor has not been able to commercialize the patent; whether a prototype was ever built to test the capabilities of the potential product that you describe; and the results of any testing, including any information you have regarding the ability of the technology to perform as you expect, reliability and cost-effectiveness.

State securities laws may limit secondary trading, page 15

8.   We note your response to prior comment 10. Please tell us how you intend to sell any of the offered securities in the United States if you do not intend to register or qualify in any state.

Efforts to comply with recently enacted changes in securities laws and regulations, page 15

9.   Please tell us, with a view to disclosure, whether you have begun a formal process to evaluate your internal controls over financial reporting.

You will experience an immediate and substantial dilution, page 15

10.   We note your response to prior comment 11. Please reconcile the disclosure in this risk factor that investors in this offering will be diluted by $.0247 per share with the disclosure on page 17 that investors will be diluted by $.028 per share.

Dilution, page 17

11.   We note the revisions made in response to prior comment 14. However, your computation of historical net tangible book value after the offering does not include a deduction for estimated offering expenses of $26,500 but instead appears to reflect the gross proceeds at each level of shares sold. Please revise your computations to reflect accurately the deduction of the offering expenses in the calculation of your adjusted dilution.

Background and Business Overview, page 18

12.   Please describe the type of customer to whom you will market your technology. For example, what types of companies might be interested in entering into a license agreement with you? Where are those companies located? Is the market dominated by some potential customers?

Photovoltaic Element Technology, page 19

13.   It does not appear that you have provided the disclosure requested in prior comment 17. Please revise to clarify what was involved in designing and patenting the technology to date.

Patent, Trademark, License & Franchise Restrictions, page 20

14.   Please expand this section to discuss the status of the patent application. We note your disclosure in your prior amendment filed on November 22, 2010 and in your risk factor on page 11 of this filing that the patent application was filed on April 23, 2009 and is

"currently pending." For example, has the Israeli Patent Office requested more information from you regarding the patent application?

Future Sales by Existing Shareholders, page 30

15.   Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144. Reflect in your disclosure the effect of Rule 144(i).

Our Common Stock, page 30

16.   We note your disclosure that holders of shares of your common stock do not have cumulative voting rights. Please tell us how this is consistent with the third sentence of Article V, Section 2 of Exhibit 3.2.

17.   Please revise to briefly describe any provision of your Articles of Incorporation or By-laws that would have an effect of delaying, deterring, or preventing a change in control. Refer to Regulation S-K Item 202(a)(5). For example, we note the restrictions on the ability of your board of directors to call meetings in Article III and authority of your board of directors to set the size of your board and appoint directors in Article V of Exhibit 3.2.

Our Preferred Stock, page 31

18.   We note your disclosure that you are not authorized to issue shares of preferred stock. We also note the second sentence of Article X, Section 1 of Exhibit 3.2. With a view toward appropriate disclosure, please tell us whether you can authorize shares of more than one class with relative rights, preferences, and limitations as determined by your board of directors.

Exhibit 5.1

19.   Please file as an exhibit an updated opinion of legal counsel.

Exhibit 10.1

20.   We note your response to prior comment 24; however, you have not yet re-filed exhibit 10.1. Therefore, we reissue the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

cc (via e-mail): John Kronengond – SRK Law Offices